  EXHIBIT 99.1

Intellipharmaceutics Comments on Recent Trading Activity

TORONTO, Ontario December 22, 2021 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, is issuing this press release in response to a request from the Investment Industry Regulatory Organization of Canada (“IIROC”) to comment on the recent trading activity of its stock.

Intellipharmaceutics is not aware of any material, undisclosed information related to the Company's operations and affairs that would account for the recent increase in the market price and level of trading volume of its shares.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
+1 416.854.0909
investors@intellipharmaceutics.com